SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004
                           Commission File Number 0-99

                               PETROLEOS MEXICANOS
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             (Exact name of registrant as specified in its charter)

                                MEXICAN PETROLEUM
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                 (Translation of registrant's name into English)

                              United Mexican States
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                 (Jurisdiction of incorporation or organization)


                         Avenida Marina Nacional No. 329
                                Colonia Huasteca
                               Mexico, D.F. 11311
                                     Mexico
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                     ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                 Yes     No  X
                                     ---    ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                  Yes     No  X
                                      ---    ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---

[PEMEX LOGO]





                                      SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT
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                             BULLETIN NO. 55 / 2004
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                                                              DATE: 03/02/2004

The illicit market and the theft of fuel in the country is a national safety problem that affects the public finances, the income of Petroleos Mexicanos and implicates tax evasion, said the Director General from Pemex-Refining, Juan Bueno Torio, when announcing that the government of the Mexican Republic implemented beginning as of yesterday a surveillance operation in the facilities of the company to eradicate completely these illegal practices.

In a press conference, Bueno Torio pointed out that these actions form part of a program directed to eradicate the illicit market and the theft of fuel in the entire country on the part of the strategic group integrated by the Ministry of Finance and Public Credit and Ministry of Public Safety, with the assistance of the General Attorneys Office of the Republic, the Fiscal Attorneys' office, the Consumer Federal Office and Petroleos Mexicanos.



He said that the action performed yesterday by the Preventive Federal police, which was authorized by the energy department and requested by PEMEX, is the result of a series of actions that have been performed previously in different parts of the country, that in the year 2003 allowed for the detection of clandestine stores, theft of fuel from pipelines and other illicit acts, as well as the presentation of around 160 denunciations before the corresponding authorities.



He stressed that the commitment of President Vicente Fox Quesada and the Director General of PEMEX, Raul Munoz Leos, is to get to the bottom of this problem. He remarked, "We have joined together and collaborated with the competent authorities in order that this investigation and these operations are successful".

Altogether, he recognized and thanked the collaboration of the Oil Workers Union of the Mexican Republic for providing all the facilities in the performance of the operative of the Ministry of Public Safety.



He pointed out that the bands identified and organized to perpetrate these illicit acts fortunately have almost no contact with the personnel of the company. The competent authorities will be the one to delimit the responsibilities.



During the last year, he indicated that the illicit fuel market had a value of 12 billion pesos, from which 50% corresponded to the adulteration and smuggling, 20% to the illicit removal from pipelines and the remaining 30% to the theft from the storage and distribution terminals and tank cars and auto-tanks.



The sales of gasoline and diesel amounted 950 thousand barrels per day, from which 45 thousand barrels per day, equivalent to 4.7 percent, corresponded to the illicit fuel market.



Altogether, he expressed that from the 45 thousand barrels per day from the illegal fuel market, 22 thousand 500 barrels came from the adulteration and smuggling of products, nine thousand from the theft from pipelines and 13 thousand 500 barrels from the theft from pipelines storage and distribution terminals.



He informed that these types of measures were initiated at the end of the year 2002 and that during last year they started to consolidate. In addition, this is part of a program of several actions implemented not only by PEMEX to fight the illicit fuel market, but also the normative and juridical part to increase the penalties for all persons involved in these crimes.



In addition, he mentioned that within these actions soon Pemex-Refining would put at the disposition of the Customs General Management special laboratories, placed in strategic border points in order to identify the type of products introduced to the country and prevent the entry of certain solvents used to adulterate the fuels.



Finally, Bueno Torio remarked that PEMEX is not a judicial authority with the ability to make all kinds of investigations. It is a commercial company that produces crude oil, transforms it into refined products, and finally commercializes it and makes it available to the consumer through franchises. He pointed out that the Government of the Republic is involved in this project, thus implicating national safety and the public finances as a whole.

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
                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Petroleos Mexicanos



                                             By: /s/ OCTAVIO ORNELAS ESQUINCA
                                                 ----------------------------
                                                 Octavio Ornelas Esquinca
                                                 Managing Director of Finance
                                                 and Treasury


Date:  March 8, 2004




                           FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.